Filed Pursuant to Rule 433

Registration No. 333-166797
Registration No. 333-166797-01

Registration No. 333-166797-02

January 14, 2013

NuStar Logistics, L.P.

Final Term Sheet

$350,000,000 7.625% Fixed-to-Floating Rate Subordinated Notes due 2043

Issuer:	NuStar Logistics, L.P.

Guarantors:

NuStar Energy L.P. and NuStar Pipeline Operating Partnership L.P. (“NuPOP”) will guarantee, jointly and severally, on an unsecured and subordinated basis (each a “Guarantee”), payment of the principal of, premium, if any, and interest on the Notes. NuPOP will be released from its Guarantee when it no longer guarantees any obligations of NuStar Energy or any of its subsidiaries, including NuStar Logistics, under any bank credit facility or public debt instrument (other than its Guarantee).

Expected Ratings (Moody’s / S&P / Fitch)*:	Ba2 stable / B+ stable / B+ stable

Title of Security:	Fixed-to-Floating Rate Subordinated Notes due 2043 (the “Notes”)

Format:	SEC Registered

Pricing Date:	January 14, 2013

Settlement Date:	January 22, 2013 (T+5)

Maturity Date:	January 15, 2043

Principal Amount:	$350,000,000

Over-allotment Option:	$52,500,000

Interest Rate and Interest Payment Dates during Fixed-Rate Period:

7.625%, accruing from and including January 22, 2013 to, but excluding, January 15, 2018, payable quarterly in arrears on January 15, April 15, July 15 and October 15, beginning on April 15, 2013 and ending on January 15, 2018

Interest Rate and Interest Payment Dates during Floating-Rate Period:	Three-month LIBOR plus 6.734%, accruing from and including January 15, 2018, payable quarterly in arrears on January 15, April 15, July 15 and October 15, beginning on April 15, 2018

Optional Deferral:	On one or more occasions for up to five consecutive years

Listing:	Intend to apply to list the Notes on the New York Stock Exchange under the symbol “NSS”. If the application is approved, trading is expected to begin within 30 days after the Notes are first issued.

Public Offering Price:	$25 per Note / 100% of principal amount

Underwriting Discounts:

$0.7875 per Note for sales to retail investors; $5,694,412.50 total (not including the over-allotment option);

$0.50 per Note for sales to institutional investors; $3,384,500.00 total (not including the over-allotment option)

Proceeds (after underwriting discounts and before expenses):	$340,921,087.50 (or $391,767,337.50 if the underwriters exercise their over-allotment option in full)

Optional Redemptions:

Make-Whole Call:	Prior to January 15, 2018, notes may be redeemed in whole or in part at T+50 bps plus accrued and unpaid interest.

Par Call:	In whole or in part on or after January 15, 2018

Call for Tax Event:

In whole (but not in part), at any time prior to January 15, 2018, within 90 days after the occurrence of a Tax Event (as defined in the Preliminary Prospectus Supplement) at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest thereon

Call for Rating Agency Event:

In whole (but not in part), at any time prior to January 15, 2018, within 90 days after the conclusion of any review or appeal process initiated by NuStar Logistics, L.P. following the occurrence of a Rating Agency Event (as defined in the Preliminary Prospectus Supplement) (so long as such Rating Agency Event is continuing at the time of redemption), at a redemption price equal to 102% of their principal amount plus accrued and unpaid interest thereon

Denomination:	$25 and integral multiples of $25 in excess thereof

CUSIP / ISIN:	67059T 204 / US67059T2042

Joint Book-Running Managers:	Citigroup Global Markets Inc. RBC Capital Markets, LLC UBS Securities LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Raymond James & Associates, Inc. Stifel, Nicolaus & Company, Incorporated

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BNP Paribas Securities Corp. Comerica Securities, Inc. Goldman, Sachs & Co. MLV & Co. LLC PNC Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, RBC Capital Markets, LLC at 1-866-375-6829, UBS Securities LLC at 1-877-827-6444 ext. 561 3884 or Wells Fargo Securities, LLC at 1-800-326-5897.